Exhibit 1.01

Conflict Minerals Report for the Year Ended December 31, 2015

Introduction

NACCO Industries, Inc. (“NACCO”) is a holding company with the following principal businesses: mining, small appliances and specialty retail. NACCO’s wholly owned subsidiary, Hamilton Beach Brands, Inc. (“Hamilton Beach” also referred to as the “Company”), is a leading designer, marketer and distributor of small electric household and specialty household appliances, as well as commercial products for restaurants, bars and hotels. Certain products sold by Hamilton Beach contain necessary conflict minerals.

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission (“SEC”) issuers whose manufactured products contain certain minerals which are necessary to the functionality or production of their products. These minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TGs” or “Conflict Minerals”). The Rule focuses on 3TGs emanating from the Democratic Republic of Congo (“DRC”) and nine adjoining countries (the “Covered Countries”). If an issuer has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a CMR to the SEC that includes a description of those due diligence measures.

This CMR relates to the process undertaken for Hamilton Beach products that were manufactured, or contracted to be manufactured, during calendar year 2015 and that contain Conflict Minerals.

Executive Summary

Hamilton Beach performed a Reasonable Country of Origin Inquiry (RCOI) on suppliers believed to provide it with materials or components containing 3TGs necessary to the manufacturing of Hamilton Beach’s products. Hamilton Beach’s suppliers identified 73 valid tin smelters and refineries (“smelters”). Hamilton Beach does not source any gold, tantalum, or tungsten. Of these 73 smelters, Hamilton Beach identified 3 as sourcing (or there was a reason to believe they may be sourcing) from the Covered Countries. Hamilton Beach’s due diligence review indicated that 2 of these smelters have been audited and recognized as conflict free by the Conflict Free Smelter Program (“CFSP”). The remaining 1 smelter sourcing from the Covered Countries was subject to Hamilton Beach’s risk mitigation process according to the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas (OECD Due Diligence Guidance) and did not require removal from Hamilton Beach’s supply chain.

Company Management Systems

Hamilton Beach has established a management system for Conflict Minerals according to Step 1 of the OECD Due Diligence Guidance. Hamilton Beach’s systems included the following:

•	Step 1A - Adoption and communication to suppliers and the public of a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas.

◦	Implemented a conflict minerals policy;

◦	Publicized the policy at https://www.hamiltonbeach.com/social-accountability-policy.html; and

◦	Communicated the policy directly to suppliers as part of RCOI process.

•	Step 1B - Structure internal management to support supply chain due diligence.

◦	Maintained an internal cross-functional team to support supply chain due diligence;

◦	Appointed a member of senior staff with the necessary competence, knowledge and experience to oversee supply chain due diligence; and

◦	Invested the resources necessary to support the operation and monitoring of these processes, including internal resources and external consulting support.

•	Step 1C - Establish a system of transparency, information collection and control over the supply chain.

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Implemented a process to collect required supplier and smelter RCOI and due diligence data. Full details of the supply chain data-gathering are included in the RCOI and due diligence sections of this Report.

•	Step 1D - Enhance company engagement with suppliers.

◦	Engaged suppliers directly during RCOI process;

◦	Reviewed supplier responses as part of RCOI process;

◦	Added conflict minerals compliance to new supplier contracts; and

◦	Implemented a plan to improve the quantity and quality of supplier and smelter responses year-over-year.

•	Step 1E - Establish a company and/or mine level grievance mechanism.

◦	Recognized the CFSP’s three audit protocols for gold, tin/tantalum and tungsten as valid sources of smelter or mine level grievances; and

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Hamilton Beach’s ethics violations reporting system allows employees to voice confidentially without any fear of retribution, any concerns with suspected violations of Hamilton Beach’s conflict minerals policy.

Reasonable Country of Origin Inquiry

Hamilton Beach designed its Reasonable Country of Origin Inquiry (RCOI) process in accordance with Step 2A and 2B of the OECD Due Diligence Guidance. Hamilton Beach’s RCOI process involved two stages:

•	Stage 1 - Supplier RCOI (Step 2A of the OECD Due Diligence Guidance); and

•	Stage 2 - Smelter RCOI (Step 2B of the OECD Due Diligence Guidance).

Supplier RCOI

Hamilton Beach designed its supplier RCOI process to identify, to the best of Hamilton Beach’s ability, the smelters in Hamilton Beach’s supply chain, in accordance with Step 2A of the OECD Due Diligence Guidance. Hamilton Beach’s supplier RCOI process for the 2015 reporting period included the following:

•	Developed a list of suppliers providing 3TG containing components to Hamilton Beach;

•	Contacted each supplier and requested the industry standard Conflict Minerals Reporting Template (“CMRT”) including smelter information;

•	Reviewed supplier responses for accuracy and completeness;

•	Amalgamated supplier provided smelters into a single, unique list of smelters meeting the definition of a smelter under one of three industry recognized audit protocols; and

•	Reviewed the final smelter list, comparing it to industry peers, to determine whether Hamilton Beach had reasonably identified all of the smelters in its supply chain.

Hamilton Beach’s suppliers identified 73 smelters in its supply chain as Conflict Minerals smelters consistent with the 2015 smelter definitions agreed upon by industry and the audit protocols published by the Conflict Free Sourcing Initiative.

Smelter RCOI

Due to the overlap between smelter RCOI and smelter due diligence, the smelter RCOI process is summarized in the due diligence section of this report.

Due Diligence

Hamilton Beach’s Due Diligence Process was designed in accordance with the applicable sections of Steps 2, 3, and 4 of the OECD Due Diligence Guidance.

Smelter RCOI and Due Diligence

Hamilton Beach’s smelter RCOI and due diligence process was designed to accomplish the following:

•	Identify the scope of the risk assessment of the mineral supply chain (OECD Step 2B);

•	Assess whether the smelters/refiners have performed all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas (OECD Step 2C); and

•	Perform joint spot checks at the mineral smelter/refiner’s own facilities, as necessary, through participation in industry-driven programs (OECD Step 2D).

Hamilton Beach’s smelter RCOI and Due Diligence Process included the following for each smelter identified in Hamilton Beach’s supply chain:

•	Direct engagement of the smelter to determine whether the smelter sourced from the DRC or surrounding countries;

•
For smelters that declared directly or through their relevant industry association that they did not source from the DRC or surrounding countries, and were not recognized as conflict free by the CFSP, Hamilton Beach reviewed publicly available information to determine if there was any contrary evidence to the smelter’s declaration. The sources reviewed included:

◦	Public internet search (Google) of the facility in combination with each of the covered countries;

◦	Review of specific non-governmental organizations (“NGO”) publications. NGO publications reviewed included:

▪	Enough Project;

▪	Global Witness;

▪	Southern Africa Resource Watch;

▪	Radio Okapi; and

◦	The most recent UN Group of Experts report on the DRC.

•
For smelters that did not respond to direct engagement, Hamilton Beach reviewed publicly available sources to determine if there was “any reason to believe” that the smelter may have sourced from the Covered Countries during the reporting period.

◦	Hamilton Beach reviewed the same sources as those used to compare against smelter sourcing declarations.

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For high risk smelters (i.e., smelters that are sourcing from or there is reason to believe they may be sourcing from the Covered Countries), Hamilton Beach requires the smelter be audited and recognized as conflict free by the CFSP.

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For high risk smelters that have not been audited and recognized as conflict free by the CFSP, Hamilton Beach communicates the risk to a designated member of senior management (OECD Step 3A) and conducts risk mitigation on the smelter according to OECD Step 3B.

For the 2015 reporting period, Hamilton Beach’s smelter RCOI and Due Diligence process was executed by Claigan Environmental Inc. (“Claigan”). Claigan was independently audited in 2015 against the requirements of Step 2 of the OECD Due Diligence Guidance.

Hamilton Beach’s suppliers identified 73 smelters. Hamilton Beach identified 3 smelters that source, or there is a reason to believe they source, from the Covered Countries. Hamilton Beach determined that 2 of these 3 smelters have been audited and recognized as conflict free by the CFSP. Hamilton Beach conducted risk mitigation on the remaining 1 smelter.

Risk Mitigation

Hamilton Beach conducted risk mitigation on 1 smelter that was not recognized as conflict free by the CFSP and was sourcing from the DRC or surrounding countries. Hamilton Beach’s risk mitigation was designed in accordance with Step 3B of the OECD Due Diligence Guidance and was reported to the Vice President, Sourcing & Planning in accordance with Step 3A of the OECD Due Diligence Guidance. Hamilton Beach’s risk mitigation process included the following:

•	Additional due diligence to determine whether there was any reason to believe the smelter directly or indirectly financed or benefited armed groups in the DRC or adjoining countries; and

•	Verifying with internal stakeholders and relevant suppliers whether 3TGs from the specific smelter were actually in Hamilton Beach’s supply chain in the 2015 reporting period.

Hamilton Beach did not require the removal of smelters subject to Hamilton Beach’s risk mitigation process if there was no reason to believe they were directly or indirectly financing or benefitting armed groups in the DRC or adjoining countries. These smelters are scheduled to be revisited during the 2016 reporting period. This process is consistent with Step 3B of the OECD Due Diligence Guidance and helps prevent unnecessary boycotts of the DRC or adjoining countries.

Risk mitigation was required for 1 smelter verified by suppliers likely to be in Hamilton Beach’s supply chain: Tin Smelter - Rwanda

•	The smelter provided an extremely detailed due diligence report for 2014;

•	The smelter has been recognized by the CFSP as “active,” i.e., currently undergoing an independent audit to an industry recognized protocol;

•	The CFSP does not encourage the removal of a smelter from the supply chain as long as the smelter is recognized as active;

•
Hamilton Beach has no reason to believe, based on publicly available sources and provided due diligence report, that the tin smelter directly or indirectly financed or benefitted armed groups in the DRC or adjoining countries; and

•	Hamilton Beach does not require removal from supply chain of such a smelter. The smelter’s status will be reviewed in the 2016 reporting period.

Improvement Plan

Hamilton Beach is taking the following steps to improve its due diligence process so as to further mitigate any risk that the necessary conflict minerals in Hamilton Beach’s products could directly or indirectly benefit or finance armed groups in the covered countries:

•	Including a conflict minerals compliance provision in all new and renewing supplier contracts;

•	Including conflict minerals compliance to Hamilton Beach’s supplier code of conduct;

•	Continuing to encourage suppliers to obtain current, accurate and complete information about the smelters in their supply chains;

•	Following-up in 2016 with smelters requiring risk mitigation, without removal from Hamilton Beach’s supply chain.

Smelters and Refineries

Hamilton Beach’s suppliers identified 73 smelters in its supply chain as Conflict Minerals smelters consistent with the 2015 smelter definitions agreed upon by industry and the audit protocols published by the Conflict Free Sourcing Initiative. Three of the smelters either declared that they were sourcing from the Covered Countries or there was reason to believe they may have been sourcing from the Covered Countries. Under the SEC Final Rule, the requirement is to identify whether or not a smelter is sourcing from the Covered Countries, and there is no requirement to identify the specific covered country by any particular smelter. Accordingly, Hamilton Beach states that the Covered Countries are The Democratic Republic of the Congo and Rwanda.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Hamilton Beach and are based on the infrastructure and information available at the time. Hamilton Beach’s due diligence process has not been audited by an independent third party auditor. A number of factors could introduce errors or otherwise affect our conflict free declaration.

These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, confusion by suppliers over requirements of SEC final rules, gaps in supplier and/or smelter education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation errors, oversights or errors in third-party conflict free smelter audits, DRC sourced materials being declared secondary materials, illegally tagged DRC conflict minerals being introduced into the supply chain, companies going out of business in 2015, and smuggling of DRC conflict minerals to countries beyond the Covered Countries.

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